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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Syntax-Brillian Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
87163L103
(CUSIP Number)
Patrick Arrington
Dorsey & Whitney LLP
38 Technology Drive
Irvine, California 92618
(949) 932-3688
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 29, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87163L103	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS: Taiwan Kolin Co. Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Taiwan (Republic of China)

	7	SOLE VOTING POWER:

NUMBER OF		5,879,138 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,879,138 shares

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,879,138 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	87163L103	Page	3	of	7 Pages
Item 1. Security and Issuer
     This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of Syntax-Brillian Corporation, a Delaware corporation (the “Company”), whose principal executive offices are located at 1600 North Desert Drive, Tempe, Arizona 85281.
Item 2. Identity and Background
          (a)-(c); (f) The name of the person filing this Schedule 13D is Taiwan Kolin Co. Ltd., a corporation organized under the laws of Taiwan. The principal business address of Taiwan Kolin Co. Ltd. is 10F, #86 sect. 1 Chung-Ching S. Rd, Taipei F5 10048. It develops, manufactures, sells and supports a broad range of consumer electronics and household appliances.
          The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Taiwan Kolin Co. Ltd is set forth in Schedule I hereto, which is incorporated herein by this reference. With the exception of Messrs. Hitoshi Fukudome and Kaname Hattori, who are citizens of Japan, each person listed in Schedule I is a citizen of Taiwan.
          (d)-(e) During the last five years, neither Taiwan Kolin Co. Ltd. nor, to its knowledge, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
          Taiwan Kolin Co. Ltd is the beneficial owner of 5,879,138 shares of Common Stock of the issuer, including 750,000 shares issuable upon exercise of a Common Stock Purchase Warrant (attached as Exhibit 1 hereto) and 1,091,909 shares held by a wholly owned subsidiary, Tai Lin Int’l Holding Ltd., concerning which Taiwan Kolin Co. Ltd. has voting and dispositive power. Of these shares, 3,129,138 shares were received in the merger between Syntax Groups Corporation and Brillian corporation on November 30, 2005 (as reported in Form 8-K filed by Syntax-Brillian Corporation December 6, 2005). On March 29, 2006, Taiwan Kolin Co. Ltd acquired an additional 3,000,000 shares of common stock of Syntax-Brillian Corporation, and Warrants for the purchase of an additional 750,000 shares of common stock, exercisable for a period of five years commencing September 26, 2006 at the exercise price of $5.00 per share (subject to certain adjustments) for cash in the amount of $15,000,000 (as reported in Form 8-K filed by Syntax-Brillian Corporation April 3, 2006 and Form 3 filed April 4, 2006). None of the purchase price was represented by funds borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. On May 29, 2007, Taiwan Kolin Co. Ltd sold an aggregate of 1,000,000 such shares in an underwritten and registered public offering (as reported in Form 4 filed May 29, 2007).

CUSIP No.	87163L103	Page	4	of	7 Pages
Item 4. Purpose of Transaction
          Taiwan Kolin Co. Ltd. acquired the shares of Common Stock of the issuer held by it for investment purposes, and may directly or indirectly, acquire or sell additional shares of Common Stock from time to time in open market or private transactions, depending on various factors. Taiwan Kolin Co. Ltd may increase or reduce its beneficial holdings of such Common Stock on such terms and at such times as it may decide, subject to any applicable securities law restrictions.
          Except as described above, Taiwan Kolin Co. Ltd. does not have any other plans or proposals which relate to or would result in:
          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

CUSIP No.	87163L103	Page	5	of	7 Pages
          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
          (e) Any material change in the present capitalization or dividend policy of the Company;
          (f) Any other material change in the Company’s business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
          (g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
          (j) Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
          (a)-(b) As of May 31, 2007, Taiwan Kolin Co. Ltd. may be deemed to have beneficial ownership of, and sole dispositive power with respect to, an aggregate of 5,879,138 shares of Common Stock, including 750,000 shares of such Common Stock issuable upon exercise of the Warrant described above, constituting approximately 6.6% of the total number of shares of the Company’s Common Stock outstanding. The approximate percentage of shares of Common Stock beneficially owned by Taiwan Kolin Co. Ltd is based upon 88,952,792 shares of the Company’s Common Stock which is the total number of shares of the Company’s Common Stock outstanding as of May 31, 2007, as reflected by the Prospectus Supplement dated May 23, 2007 filed under Rule 424 (b)(5)(Registration No. 333-141951).

CUSIP No.	87163L103	Page	6	of	7 Pages
          (c) The information with respect to Taiwan Kolin Co. Ltd.’s transactions in the Common Stock during the past sixty days is set forth in response to Item 3 of this Schedule 13D and is incorporated herein by this reference. Except as described herein, neither Taiwan Kolin Co. Ltd. nor, to its knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the Common Stock of the issuer within the past 60 days.
          (d) To the knowledge of Taiwan Kolin Co. Ltd., none of the individuals named in Schedule I hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock of Syntax-Brillian Corporation.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          The information set forth in response to Items 3 and 4 of this Schedule 13D is incorporated herein by this reference. In addition, in connection with the offering conducted pursuant to the Prospectus supplement dated May 23, 2007, Taiwan Kolin Co. Ltd agreed with the underwriters of the offering that it would not, without the prior written consent of the managing underwriter, directly or indirectly, offer, sell or otherwise dispose of any Common Stock, or any securities that may be converted into or exchanged or exercised for any Common Stock, for a period of at least 90 days from May 23, 2007 (subject to certain limited exceptions).
          Except as described in this Schedule 13D, Neither Taiwan Kolin Co. Ltd. nor, to its knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Syntax-Brillian Corporation, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
          Exhibit 1 Common Stock Purchase Warrant dated March 29, 2006 (incorporated by reference to Exhibit 4.16 to Form 8-K filed by Syntax-Brillian Corporation April 3, 2006).

CUSIP No.	87163L103	Page	7	of	7 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 5, 2007

Date

/s/ Christopher C. L. Liu

Signature

Christopher C. L. Liu, Chairman and Chief Executive Officer, Taiwan Kolin Co. Ltd.

Name/Title
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)
SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF
TAIWAN KOLIN CO. LTD.
The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Taiwan Kolin Co. Ltd. is set forth below. With the exception of Hitoshi Fukudome and Kaname Hattori, who are citizens of Japan, each person listed below is a citizen of Taiwan. The business address of each executive officer and director is 86 Sec. 1, Chung-Ching S. Road, Taipei, Taiwan.

Executive Officers	Position

Christopher C. L. Liu	Chairman and Chief Executive Officer
Tun-Jen (Frank) Lee	Director, President
Kao Chai Chun	Director, Vice Chairman
Shang-Shiu Chen	Director, Senior manager
Tsi-Ying Lee	Director, Executive Manager (Kolin Development Corp.)
Chun-Kong King	Director, Vice president

Directors
Yun-Nan Wang	Private investor
Chin-Hsiung Chen	Director, TaiYan Plastic Corp.
Rong Hsu	Director, NanMou Corp.
Hitoshi Fukudome	Vice president, Mitsubishi Electric Corp.
Kaname Hattori	Sales Representative, Mitsubishi Electric Corp.